UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Notice of Resolution is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

June 29, 2021

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 16th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Hironori Kamezawa

Member of the Board of Directors, President & Group CEO

(Representative Corporate Executive)

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 16th Fiscal Year (from April 1, 2020 to March 31, 2021), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee was made.

Matters Resolved:

<Proposal by the Company (from First Item of Business to Second Item of Business)>

First Item of Business	Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2020 was decided at ¥12.5 per share (which, together with the interim dividend, resulted in the annual dividend being ¥25 per share for the fiscal year 2020), and the date of its payment was decided to be June 30, 2021.

Second Item of Business	Election of 16 (sixteen) Directors

This item was approved and resolved as originally proposed. Mses. Mariko Fujii, Keiko Honda and Tarisa Watanagase and Messrs. Kaoru Kato, Toby S. Myerson, Hirofumi Nomoto, Yasushi Shingai, Ritsuo Ogura, Kanetsugu Mike, Saburo Araki, Iwao Nagashima and Hironori Kamezawa were reelected and reappointed as Directors, and Ms. Satoko Kuwabara and Messrs. Koichi Tsuji, Kenichi Miyanaga and Junichi Hanzawa were newly elected and appointed as Directors. Mses. Mariko Fujii, Keiko Honda, Satoko Kuwabara and Tarisa Watanagase and Messrs. Kaoru Kato, Toby S. Myerson, Hirofumi Nomoto, Yasushi Shingai and Koichi Tsuji are the Outside Directors set out in Article 2, Item 15 of the Companies Act.

<Proposal by Shareholders (from Third Item of Business to Eighth Item of Business)>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of a plan outlining the company’s business strategy to align its financing and investments with the goals of the Paris Agreement)

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Early Submission of Securities Reports)

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Parental Child Abduction)

Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Financing and Other Inappropriate or Irregular Transactions with Antisocial Forces or the Parties that Provide Benefit Thereto)

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Helpline for Whistle-Blowers)

Eighth Item of Business	Election of a Director

All of the above six items were disapproved.

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